Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Covidien’s Vice President for Integration, Bill Burke, with an update on the integration of Covidien with Medtronic

Bill Burke discusses the progress of the integration planning efforts over the last month and looks ahead to the key planning activities in the coming month.

In the last 30 days, two key boot camps took place. Why the term “boot camp” and what transpired?

The idea of a “boot camp” is based on the concept used by the military. We assembled our teams for both Covidien and Medtronic for their initial introductions and essentially trained them on the guiding principles of the integration. The first boot camp was for our functional leaders responsible for Finance, HR, Operations, IS, and so forth. The meeting was held in Minneapolis, Minn., U.S. We discussed the roles and responsibilities of the functional leaders and the expectations of the IMO (Integration Management Office). Then, we held a similar boot camp in Zurich, Switzerland, for our regional leaders. We have asked our functional and regional leaders to work together with their teams and come up with “big ideas” on how to implement a smooth, seamless integration of the two companies. Both boot camps were successful and exceeded our high expectations.

How so?

During the boot camps we covered a lot of topics, including goals of the integration teams during the planning process, expected interaction between functional and regional leaders, guidance on communications, and an exercise on cultural comparison of the two companies. Enthusiasm for what we are doing was very high. For example, at our Regional boot camp, we were privileged to have Cristiano Franzi, the President of Covidien Europe, and his counterpart from Medtronic, Rob ten Hoedt, EVP and President EMEAC, in attendance. They inspired the team as they talked about how excited they were about what we can do as a combined organization. A lot of productive discussion ensued about the similarities and differences of the cultures at Covidien and Medtronic and what people liked most about each of the two cultures.

What kind of collaboration have you seen so far in that regard?

Our functional leaders and teams have been interacting with their counterparts at each company and are working extremely well together. They are engaging with one another on a daily basis. The progress we have made is amazing.

What’s your immediate focus for this month?

We are heading towards the first of four upcoming “Integration Summits”, which will occur on September 25th and 26th. We will bring together all of our regional and functional leaders, and they will have in-depth discussions on those big ideas I referred to earlier. These ideas are centered on how best to integrate our two companies by function within each region. The purpose is to get a better sense of how any changes in how we run the various functions will impact the business. We need to determine which way will be best for the new company. In short, the purpose of this first integration summit is to come away with approved high level plans that have been socialized with leadership.

What is the biggest challenge to the integration effort so far?

We have a lot of “moving parts.” We have 15 different functional work streams running in 10 different regions. Within each function and region there are a multitude of tasks that need to be completed. And all of these tasks have to be managed and coordinated. It’s a daunting undertaking. Fortunately, we have a highly effective, collaborative web-based tool at our disposal to help us through this process. It has been a very positive implementation, and is enabling us to work together on a global basis to manage these tasks very efficiently.

What has been the most eye opening for you so far in planning the integration?

Even though Covidien is the company being acquired, our people have been so positive. The work ethic on our integration team has been tremendous. With any acquisition there is a lot of uncertainty, but our team has really stepped up. In addition, I have fielded many requests from employees to participate in the integration activities. Covidien employees have great pride in the company we built and want to contribute substantially and concretely to the new Medtronic. On the Medtronic side, I have found a great deal of openness and professionalism on how they are handing any and all interactions with us.

What is next on the integration horizon?

The major focus for the balance of this month is preparing for the first Integration Summit that will take place on September 25th and 26th. The functional integration teams, in collaboration with the regional teams, are working extremely hard to prepare for this upcoming meeting. We will have regular meetings and planning sessions and establish specific milestones to reach between now and then. So we’re focused heavily on that. I’ll be happy to share the results of that summit with you in our next interview.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.